UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

etrials Worldwide, Inc.
(Name of Subject Company (Issuer))

Merge Acquisition Corp.
a wholly owned subsidiary of

Merge Healthcare Incorporated
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29786P103
(CUSIP Number of Class of Securities)
Ann Mayberry-French
Vice President, General Counsel & Secretary
Merge Healthcare Incorporation
6737 West Washington Street, Suite 2250
Milwaukee, Wisconsin  53214
(414) 977-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark Harris
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5596
(312) 984-7700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$20,081,418	$1,121

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  The market value of the securities to be received was calculated as the product of (a) 11,064,142 shares of ETWC common stock (as set forth by ETWC in its Solicitation/Recommendation on Schedule 14D-9, filed June 16, 2009) and (b) $1.815, the average of the high and low sales prices of ETWC common stock as reported on The NASDAQ Stock Market on June 10, 2009.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $627	Filing Party: Merge Healthcare Incorporated

Form or Registration No.: Form S-4 333-159998	Date Filed: June 16, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Merge Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Merge Healthcare.  This Schedule TO relates to the offer (the "Offer") of all of the outstanding shares of common stock of etrials Worldwide, Inc.  (“etrials”), par value $0.0001 per share (the “Shares”), validly tendered in the Offer and not withdrawn, for a purchase price of $0.80 in cash, without interest, and 0.3448 shares of Merge Healthcare Incorporated ("Merge Healthcare") common stock, par value $0.01 per share (“Merge Healthcare Common Stock”) (collectively, the “Consideration”), subject to the procedures described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below).

Merge Healthcare has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated June 16, 2009, relating to the offer and sale of Merge Healthcare Common Stock to be issued to holders of Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Merge Healthcare or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 30, 2009, among Merge Healthcare, etrials and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Prospectus entitled “Questions and Answers” and “Summary” is incorporated into this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is etrials Worldwide, Inc., a Delaware corporation. Its principal executive offices are located at 4000 Aerial Center Parkway, Morrisville, North Carolina  27560 and its telephone number is (919) 653-3400.

(b) As of May 31, 2009, there were 11,064,142 shares of etrials common stock (including restricted stock), par value $0.0001 per share, issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded is set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Data” and is incorporated into this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The information set forth in the sections of the Prospectus entitled “The Merger – The Companies” and in Annex D to the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Merge Healthcare and Offeror” is incorporated into this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x)-(xii) The information set forth in the introduction to the Prospectus/Offer to Exchange, in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Questions and Answers,” “Background and Recommendation of the etrials Board of Directors,” “etrials Reasons for the Merger,” “Merge Healthcare's Reasons for the Merger,” “The Offer,” “Merger Agreement,” and “Comparison of Stockholders’ Rights,” and in the Letter of Transmittal is incorporated into this Schedule TO by reference.

(a)(1)(ix) Not applicable.

(a)(2)(i)-(vii) The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers,” “Background and Recommendation of the etrials Board of Directors,” “etrials Reasons for the Merger,” “Merge Healthcare's Reasons for the Merger,” “The Offer,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Prospectus entitled “Background and Recommendation of the etrials Board of Directors,” “etrials Reasons for the Merger,” “Merge Healthcare's Reasons for the Merger,” “The Offer,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The information set forth in the introduction to the Prospectus/Offer to Exchange and in the sections of the Prospectus/Offer to Exchange entitled “Background and Recommendation of the etrials Board of Directors,” “etrials Reasons for the Merger,” “Merge Healthcare's Reasons for the Merger,” “The Offer,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Merger Agreement – Merger Consideration” is incorporated into this Schedule TO by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the introduction to the Prospectus/Offer to Exchange and in the sections of the Prospectus/Offer to Exchange entitled “The Merger Agreement — Interests of etrials Management and Board of Directors” and “Merger Agreement — Stockholder Approval” is incorporated into this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the introduction to the Prospectus/Offer to Exchange and in the section of the Prospectus/Offer to Exchange entitled “The Offer — Fees  and Commissions” is incorporated into this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The financial information set forth in Merge Healthcare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 11, 2009; in Merge Healthcare’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 8, 2009; and in the section of the Prospectus/Offer to Exchange entitled “Summary — Selected Historical Consolidated Financial Data of Merge Healthcare” is incorporated into this Schedule TO by reference. Such information may be inspected and copies obtained at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 and may be accessed electronically at the SEC’s website at www.sec.gov. Offeror was formed on May 19, 2009 and has no material financial assets.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Background and Recommendation of the etrials Board of Directors,” “The Merger — Interests of etrails Management and Board of Directors,” “The Merger Agreement — Stockholder Approval” and “Legal Matters” is incorporated into this Schedule TO by reference.

(a)(2), (3) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Merger — Regulatory Approvals Required for the Merger,” and “Legal Matters” is incorporated into this Schedule TO by reference.

(a)(4) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Merger — Delisting and Termination of Registration,” and “The Merger — Quotation on the NASDAQ Global Market,” is incorporated into this Schedule TO by reference.

(a)(5) Not applicable.

(b) The information set forth in the Prospectus and in the Letter of Transmittal is incorporated in this Schedule TO by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Merge Healthcare’s Registration Statement on Form S-4 filed on June 16, 2009).

(a)(1)(B)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to Merge Healthcare’s Registration Statement on Form S-4 filed on June 16, 2009).

(a)(1)(C)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Merge Healthcare’s Registration Statement on Form S-4 filed on June 16, 2009).

(a)(1)(D)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to Merge Healthcare’s Registration Statement on Form S-4 filed on June 16, 2009).

(a)(1)(E)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Merge Healthcare’s Registration Statement on Form S-4 filed on June 16, 2009).

(a)(4)
Prospectus registering the offer and sale of Merge Healthcare Common Stock to be issued in the Offer (incorporated by reference to Merge Healthcare’s Registration Statement on Form S-4 filed on June 16, 2009).

(a)(5)(A)
Press Release issued by Merge Healthcare, dated June 1, 2009, announcing the execution of the Agreement and Plan of Merger among Merge Healthcare, etrials and Offeror (incorporated by reference to Exhibit 99.1 to Merge Healthcare’s Current Report on Form 8-K filed on June 2, 2009).

(a)(5)(B)	[Intentionally omitted]

(a)(5)(C)	Email to Merge Healthcare employees regarding signing of a definitive agreement to acquire etrials (incorporated by reference to Merge Healthcare’s Form 8-K filing on June 2, 2009).

(a)(5)(D)	Slides from the June 12, 2009 annual shareholder meeting of Merge Healthcare discussing etrials and the Agreement and Plan of Merger.

(a)(5)(E)	FAQs of Merge Healthcare dated June 1, 2009 (incorporated by reference to Exhibit 99.3 to Merge Healthcare's Current Report on Form 8-K filed with the SEC on June 2, 2009).

(a)(5)(F)
Employee Communication Script of employee meeting of etrials held following the press release regarding the proposed Merger (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed with the SEC on June 2, 2009).

(a)(5)(G)	FAQ Document of etrials dated June 1, 2009 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed with the SEC on June 2, 2009).

(a)(5)(H)	FAQ Document of etrials for etrials' employees (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed with the SEC on June 2, 2009).

(a)(5)(I)	Form of correspondence to be provided to customers of etrials (incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K filed with the SEC on June 2, 2009).

(d)(1)
Agreement and Plan of Merger, dated as of May 30, 2009, among Merge Healthcare, etrials and Offeror (incorporated by reference to Exhibit 2.1 to Merge Healthcare’s Current Report on Form 8-K filed with the SEC on June 2, 2009).

(d)(2)
Form of Stockholder Support Agreement, among Merge Healthcare and the Stockholders signatory thereto (incorporated by reference to Exhibit 2.2 to Merge Healthcare’s Current Report on Form 8-K filed with the SEC on June 2, 2009).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009

MERGE HEALTHCARE INCORPORATED

By:	/s/ Justin C. Dearborn
Name:	Justin C. Dearborn
Title:	Chief Executive Officer

MERGE ACQUISITION CORP.

By:	/s/ Justin C. Dearborn
Name:	Justin C. Dearborn
Title:	Chief Executive Officer